UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File No. 001-40387

THE LION ELECTRIC COMPANY

(Translation of registrant’s name into English)

921 chemin de la Rivière-du-Nord

Saint-Jérôme (Québec) J7Y 5G2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 6, 2021, The Lion Electric Company (the “Company”) issued a press release announcing the closing of the business combination with Northern Genesis Acquisition Corp. A copy the press release is attached hereto as Exhibit 99.1.

On May 7, 2021, the Company issued a press release announcing the selection of the site for its U.S. manufacturing facility. A copy the press release is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press Release, dated May 6, 2021.

99.2	Press Release, dated May 7, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE LION ELECTRIC COMPANY

Date: May 7, 2021	By:	/s/ Nicolas Brunet
	Name:	Nicolas Brunet
	Title:	Executive Vice President and Chief Financial Officer